

18006646

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 Hudson St. 25th Fl.
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants PLLC
(Name – *if individual, state last, first, middle name*)

45-22 43rd Ave.	Sunnyside	NY	11104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ron itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management Inc., as of ~~12/31~~ 2/28, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

Aayushi Jain
Notary Public - New Jersey
My Commission Expires 06-20-2022
No. 50062754

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E1 ASSET MANAGEMENT, INC.

Table of Contents
For the Year Ended December 31, 2017


BK
accountants

BK ACCOUNTANTS CPAS, PLLC

45-22 43RD AVENUE
SUNNYSIDE, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of E1 Asset Management, Inc.
Jersey City, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes ("collectively referred to as the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of E1 Asset Management, Inc as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of E1 Asset Management Inc.'s management. Our responsibility is to express an opinion on E1 Asset Management Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to E1 Asset Management Inc.'s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of E1 Asset Management Inc.'s financial statements. The supplemental information is the responsibility of E1 Asset Management Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BK Accountants CPAs, PLLC

We have served as E1 Asset Management Inc.'s auditor since 2017.

Sunnyside, New York
February 28, 2018

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	56,360
Commissions receivable from and deposit with clearing broker		102,581
Prepaid expenses		18,469
Net furniture, fixtures and equipment, at cost		4,807
Other assets		12,281
Deposit		9,802
Total assets	$	204,300
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	28,326
Accrued expenses		90,562
Total liabilities		118,888
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Accumulated deficit		(501,858)
Total stockholder's equity		85,412
Total liabilities and stockholder's equity	$	204,300

E1 ASSET MANAGEMENT, INC.

Statement of Income
For the Year Ended December 31, 2017

Revenue:	
Commissions	$ 1,627,342
Interest	15,375
	1,642,717
Expenses:	
Compensation, payroll and related benefits	1,249,807
Clearing charges	123,190
Regulatory fees and expenses	30,731
Communication and data processing	29,290
Occupancy	70,971
Professional fees	65,299
Insurance	1,341
Other	39,815
	1,610,444
Income before provision for state and local income taxes	32,273
Provision (credit) for state and local income taxes	(807)
Net Income	$ 33,080

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 01, 2017	$ 109,270	$ 478,000	$ (459,938)	$ 127,332
Distributions	-	(75,000)	-	(75,000)
Net Income	-	-	33,080	33,080
Balance, December 31, 2017	$ 109,270	$ 403,000	$ (426,858)	$ 85,412

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net Income	$ 33,080
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Depreciation	1,417
Changes in operating assets and liabilities:	
Changes in operating assets and liabilities:	
Commissions receivable from and deposit with clearing broker	8,381
Prepaid expenses	(5,753)
Other assets	(1,891)
Accounts payable	11,561
Accrued expenses	2,746
Net cash and cash equivalents provided by operating activities	49,541
Cash used in Investing activities:	
Computer	(6,224)
Security Deposit	2,285
Net cash and cash equivalents provided by Investing activities	(3,939)
Cash used in financing activities:	
Shareholder distributions	(75,000)
Net Increase in cash and cash equivalents	(29,398)
Cash and cash equivalents, beginning of year	85,758
Cash and cash equivalents, end of year	$ 56,360

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income Taxes	$ -

E1 ASSET MANAGEMENT, INC.

Notes to Financial Statements
December 31, 2017

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer, was formed in 1999 and incorporated in New York State, registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York, New Jersey and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). The Company is an introducing broker, therefore all transactions for its customers are cleared through Cor Clearing LLC on a fully-disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[4] Revenue recognition:

The Company recognizes commission income on a trade-date basis and interest income on an accrual basis. The Company acts as an introducing broker-dealer. As an introducing broker-dealer, the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission. Other income includes, but is not limited to, foreign exchange gains, profits on error trades and additional sundry income. Foreign exchange gains are calculated using the exchange rate in effect at the time of the transaction. Other income is recognized when earned.

[5] Rent expense:

Rent is charged to operations on a straight-line basis over the term of the lease.

E1 ASSET MANAGEMENT, INC.

Notes to Financial Statements
December 31, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Income taxes:

The Company, with the consent of its stockholder, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholder of an "S" corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New Jersey City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2015.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Indemnification:

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

[9] Subsequent Events:

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through the date that the financial statements were available to be issued.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. Commissions receivable from and deposit with the clearing broker at December 31, 2017 amounted to $102,581.

NOTE D - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2017:

Computer Equipment	$	6,224
Less Accumulated Depreciation		1,417
Total	$	4,807

Depreciation expense for the year ended December 31, 2017 was $1,417. In 2017, the Company has disposed its fixed assets such as office equipments, furniture and fixtures and computer software.
During the year ended December 31 2017 property and equipment that was fully depreciated of $408,789 was written off and no longer is used in operations.

NOTE E - COMMITMENTS - OPERATING LEASES

The Company leases office space in New Jersey which will expire in May, 2018.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises
2018	$ 29,406	$ 29,406
Totals	$ 29,406	$ 29,406

Rent expense amounted to $70,971 for the year ended December 31, 2017.

NOTE F - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable, but currently, there is no involvement in any legal matters.

NOTE G - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 Units. Each unit shall correspond to 0.00004 share of the Company's common stock.

During the year ended December 31, 2017, the Company did not grant any units. 200,000 units were granted in prior years and are still outstanding as December 31, 2017. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The amount of the distribution will be equal to the product of: (i) the participant's number of vested units; and (ii) the fair value of 0.00004 shares of the Company's common stock on the distribution date. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, as defined, the participant will forfeit all of the units granted under the Plan.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $40,053 which was $32,127 in excess of its required net capital of $7,926. The Company's aggregate indebtedness to net capital as defined was 2.97 to 1.

NOTE I - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

E1 Asset Management
Supplementary Information

E1 ASSET MANAGEMENT, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 85,412
Deductions:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	4,807
Prepaid expenses	18,470
Security Deposit	9,802
Other assets	12,280
Total non-allowable assets	45,359
Net capital	$ 40,053

AGGREGRATE INDEBTEDNESS

Accounts payable	$ 28,326
Accrued expenses	90,562
Total aggregate indebtedness	$ 118,888

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

(a) Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 7,926
(b) Minimum net capital required of broker dealer	$ 5,000
NET CAPITAL REQUIREMENT (greater of (a) or (b))	$ 7,926
EXCESS NET CAPITAL	$ 32,127
EXCESS NET CAPITAL AT 1,000% (Net Capital – 10% Aggregate Indebtedness)	$ 28,164
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.97 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X17A-5 Part IIA filing as of December 31, 2017, which was filed on January 23, 2018



BK ACCOUNTANTS CPAS, PLLC

45-22 43RD AVENUE
SUNNYSIDE, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

Report of Independent Registered Public Accounting Firm

To the Shareholder
E1 Asset Management, Inc.
Jersey City, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report from SEC Rule 15c3-3, (1) in which E1 Asset Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which E1 Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) (exemption provision) and (2) E1 Asset Management, Inc. stated that E1 Asset Management, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. E1 Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E1 Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Act of 1934.

BK Accountants CPAs, PLLC

BK Accountants CPAs, PLLC

Sunnyside, New York
Date: February 28, 2018

Assertions Regarding Exemption Provisions

We, as members of management of E1 Asset Management, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2017.

E1 Asset Management, Inc.

By:

Ron G. Itin

(Ron Itin, President)

2/27/2018

(Date)



BK ACCOUNTANTS CPAS, PLLC

45-22 43RD AVENUE
SUNNYSIDE, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder
E1 Asset Management, Inc
Jersey City, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by E1 Asset Management Inc and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of E1 Asset Management Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating E1 Asset Management Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E1 Asset Management Inc.'s management is responsible for E1 Asset Management Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared to the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BK Accountants CPAs, PLLC

BK Accountants CPAs, PLLC

Sunnyside, New York
Date: February 28, 2018

E1 Asset Management, Inc.
Determination of SIPC Net Operating
Revenues and General Assessment
For the Year Ended December 31, 2017

Total revenue (FOCUS Part IIA line 9, Code 4030)	$	1,642,668
Deductions		
Commissions Paid to Other Broker Dealers		(123,190)
Total Deductions		(123,190)
SIPC Net Operating Revenues		1,519,478
General Assessment @ .0015		2,279
SIPC -6 filed. Payment July 20, 2017		(1,912)
Assessment balance due or (overpayment)		367
Total assessment balance and interest due	$	367

Note: Agrees-upon Procedures were performed to assist the Company and and regulatory authorities in evaluating the Company's compliance with applicable instructions for the Transitional reconciliation, as indicated in the Accountant's Reports.